SHEPARD INC.
                           318 - 470 GRANVILLE STREET
                           VANCOUVER, BRITISH COLUMBIA
                                 CANADA V6C 2B3
                            TELEPHONE: (604) 719-8129
                            FACSIMILE: (604) 688-8872


September 30, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305

Attention:  Anita Karu

Dear Sirs:

Re:      Shepard Inc.  - Registration Statement on Form SB-2 - File #333-124632

Further to your letter dated September 22, 2005 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

Financial Statements
--------------------
2. Summary of Significant Accounting Policies
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d) Foreign Currency Translation, page 35
----------------------------------------
1.       We   read  your  response   to  comment  3  from our letter  dated July
         21, 2005. You indicate on page 35 that gains or losses on foreign currency translation are included in the statement of operations. Pleas revise your disclosure to indicate that such gains or losses are not included in determining net income but are reported tin other comprehensive income or tell us why such revision is unnecessary. Please refer to paragraph 13 of SFAS 52.

         As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after review your amendment and responses to our comment.

         Further to our telephone conversation with David DiGiacomo of your office, we confirm that our functional currency is the U.S. dollar. Gains and losses on foreign currency translation are included in the statement of operations.

         Yours truly,

         /s/ Michael Eyre

         Shepard Inc.
         Michael Eyre, President